Exhibit 99.1

BP Capital Markets p.l.c. (“BP Capital U.K.”) and BP Capital Markets America Inc. (“BP Capital America”, and, together with BP Capital U.K., the “BP Debt Issuers”) may issue from time to time debt securities that are irrevocably and unconditionally guaranteed by BP p.l.c. (“BP”) pursuant to the registration statement on Form F-3 (File Nos. 333-226485, 333-226485-01 and 333-226485-02) (the “Registration Statement”) of BP, BP Capital U.K. and BP Capital America. Investing in the debt securities offered using the Registration Statement involves risk. Investors should consider carefully the risks described in “Risk Factors” in BP’s Annual Report on Form 20-F for the fiscal year ended December 31, 2018, which is incorporated by reference in the Registration Statement, together with the risks described below under “Risks relating to the debt securities”, risks described in the documents incorporated by reference into the Registration Statement and any risk factors included in the prospectus supplement, before deciding to buy the debt securities. The potential impact of the occurrence, or re-occurrence, of any of these risks could have a material adverse effect on BP’s business, financial position, results of operations, competitive position, cash flows, prospects, liquidity, shareholder returns and/or implementation of its strategic agenda, and could cause the trading price and liquidity of the debt securities to decline, in which case investors may lose all or part of their investment in the debt securities.
Risks relating to the debt securities

The debt securities are unsecured and your right to receive payments on the debt securities may be adversely affected by prior ranking claims.
The debt securities will be unsecured. If the BP Debt Issuers default on the debt securities or BP defaults on the guarantee, or in the event of any bankruptcy, liquidation or reorganization of the BP Debt Issuers or BP, then, to the extent that the BP Debt Issuers or BP have granted security over their assets in respect of any of their obligations, the secured assets will be applied to satisfy those obligations before satisfaction of any payment obligations of the BP Debt Issuers or BP in respect of the debt securities or the guarantee. There may only be limited assets available to make payments on the debt securities or the guarantee in the event of an acceleration of the debt securities or any bankruptcy, liquidation or reorganization of the BP Debt Issuers or BP. If there is not enough collateral to satisfy all secured obligations, then any remaining amounts payable in respect of secured obligations would share equally with all unsubordinated unsecured obligations, including payment obligations in respect of the debt securities and the guarantee.
The BP Debt Issuers and BP can incur significantly more debt in the future, and your rights may be inferior to the rights of holders of that debt.
The BP Debt Issuers and BP may each incur substantial additional indebtedness in the future, some or all of which may be secured by assets of the BP Debt Issuers, BP and/or their respective subsidiaries. The terms of the debt securities will not limit the amount of indebtedness the group may incur. Any such incurrence of additional indebtedness could have significant effects on the future operations of the BP Debt Issuers and BP because of the potentially significant cash requirements to service that debt, which could limit funds available for operations and future business opportunities and increase the vulnerability of the BP Debt Issuers and BP to adverse general economic and industry conditions or lower oil and gas prices. Any such additional indebtedness would also generally exacerbate the other risks that holders of the debt securities now face.
In addition, the indenture governing the debt securities does not restrict the BP Debt Issuers and BP from issuing debt securities in the future that provide holders with rights superior to the rights already granted, or that may be granted in the future, to holders of the debt securities. The BP Debt Issuers and BP may also incur indebtedness in the future under different instruments. All of this additional indebtedness incurred in the future under the indenture governing the debt securities or otherwise may rank senior to the debt securities.
BP is a holding company, so its obligations as guarantor are structurally subordinated to liabilities of its subsidiaries.
BP is organized as a holding company, and substantially all of its operations are carried out through subsidiaries. BP’s ability to meet its financial obligations is dependent upon the availability of cash flows from its domestic and foreign subsidiaries and affiliated companies through dividends, intercompany advances and other payments. No member of the group (other than the BP Debt Issuers and BP) has any obligation, contingent or otherwise, to pay any amounts due under the debt securities or to make funds available to the BP Debt Issuers or BP to enable either of them to pay any amounts due under the debt securities or the guarantee. Moreover, BP’s subsidiaries and affiliated companies are not required, and may not be able, to pay dividends to BP. Claims of the creditors of BP’s subsidiaries have priority as to the assets of such subsidiaries over the claims of BP. Consequently, in the event of insolvency of BP, the claims of holders of the debt securities under the guarantee would be structurally subordinated to the prior claims of the creditors of subsidiaries of BP. Moreover, subsidiaries of BP incorporated under the laws of England and Wales may be restricted by law in their ability to declare dividends due to failure to meet requirements tied to net asset levels or distributable profits.
A ratings decline could adversely affect the value of the debt securities.
Any of the rating agencies that rate the debt of the BP Debt Issuers and BP has the ability to lower the ratings currently assigned to that debt as a result of its views about the group’s current or future business, financial condition, results of operations or other matters. Any ratings decline could adversely affect the value of the debt securities.
In addition, the credit ratings ascribed to the group and the debt securities are intended to reflect the ability of the BP Debt Issuers and BP to meet their respective repayment obligations in respect of the debt securities and the guarantee, and may not reflect the potential impact of all risks related to the structure, the market, the group and other factors on the value of the debt securities.
A credit rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by

Exhibit 99.1

the assigning rating organization. Each rating should be evaluated independently of any other rating.
The Proposed Financial Transaction Tax.
The European Commission has published a proposal (the “Commission’s Proposal”) for a Directive for a common financial transaction tax (the “FTT”) in Austria, Belgium, Estonia, France, Germany, Greece, Italy, Portugal, Slovakia, Slovenia and Spain (the “participating Member States”). However, Estonia has since stated that it will not participate.
The Commission’s Proposal has very broad scope and could, if introduced in its current form, apply to certain dealings in the debt securities (including secondary market transactions) in certain circumstances.
Under the Commission’s Proposal the FTT could apply in certain circumstances to persons both within and outside of the participating Member States. Generally, it would apply to certain dealings in the debt securities where at least one party is a financial institution, and at least one party is established in a participating Member State. A financial institution may be, or be deemed to be, "established" in a participating Member State in a broad range of circumstances, including (a) by transacting with a person established in a participating Member State or (b) where the financial instrument which is subject to the dealings is issued in a participating Member State.
The FTT remains subject to negotiation between participating Member States and the legality of the proposal is uncertain. It may therefore be altered prior to any implementation, the timing of which remains unclear. Additional EU Member States may decide to participate and/or certain of the participating Member States may decide to withdraw.
Prospective holders of the debt securities are advised to seek their own professional advice in relation to the FTT.

We may issue debt securities that bear interest based on or linked to LIBOR, which may no longer be produced beyond 2021, which could have adverse consequences to holders of such debt securities.
The rate of interest of a given debt security or series of debt securities will be provided for in the prospectus supplement relating to such debt securities. The indenture governing the debt securities permits such rate of interest to be a variable rate of interest based on or linked to the London Interbank Offered Rate, or LIBOR. LIBOR is a benchmark rate produced by the ICE Benchmark Administration, or IBAM, that is designed to provide an indication of the average rate at which a LIBOR contributor bank can obtain unsecured funding in the London interbank market for a given period, in a given currency. It is a “polled” rate, meaning that a panel of representative banks submits rates which are then combined to produce the LIBOR rate for the applicable period with respect to the applicable currency.
The UK’s Financial Conduct Authority, or FCA, which regulates LIBOR, stated on July 27, 2017, that following 2021 it will no longer encourage panel banks to contribute to LIBOR, as it has done to date. While such action by the FCA would not prohibit IBAM from continuing to produce LIBOR, it is possible that panel banks will no longer make submissions to IBAM to support the production of LIBOR after 2021 in the absence of encouragement from the FCA. At this time, it is not possible to predict the effect of any such changes, any establishment of alternative reference rates or any other reforms to LIBOR that may be implemented in the United Kingdom or elsewhere. Uncertainty regarding the future of or changes to LIBOR or the unavailability of LIBOR could have a material adverse effect upon the value of, return on and trading in debt securities bearing interest at a rate based on LIBOR and other LIBOR linked securities.
In addition, in the event that your debt securities bear interest at a variable rate based on LIBOR and LIBOR becomes unavailable prior to the maturity of such debt securities, the rate of interest payable on such debt securities may change. The prospectus supplement governing your debt securities may specify a replacement or alternate benchmark or a replacement or alternate calculation of the rate of interest in the event LIBOR is unavailable, and such replacement or alternate benchmark or calculation may result in a lower rate of interest being paid on your debt securities. If a published LIBOR rate is unavailable after 2021 and banks are unwilling to provide quotations for the calculation of LIBOR, the rate of interest on the debt securities may remain the rate of interest in effect on the applicable interest determination date.